[Letterhead of Womble Carlyle Sandridge & Rice, PLLC]

Elizabeth O. Derrick

Direct Dial: (864) 255-5415

Direct Fax: (864) 255-5489

E-mail: bderrick@wcsr.com

September 13, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington D.C. 20549

Attention: Pamela A. Long

Re:	PokerTek, Inc.

Registration Statement on Form S-1

Filed August 4, 2005

File No. 333-127181

Ladies and Gentlemen:

On behalf of PokerTek, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 30, 2005 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 filed on August 4, 2005 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions.

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter and are based upon information provided by the Company and, where appropriate, Feltl and Company, the underwriter for this offering (the “Underwriter”). Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

On behalf of the Company, we advise you as follows:

General

1. Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating these materials.

Response: The Company does not intend to include any artwork or other graphics in the prospectus, other than the logo currently displayed on the cover of the prospectus.

U.S. Securities and Exchange Commission

September 13, 2005

2. Please include activity related to your allowance for doubtful accounts in Schedule II as provided in Rule 5-04 of Regulation S-X.

Response: The Company notes the Staff’s comment and has provided the requested disclosure on page II-4.

Risk Factors, page 5

3. The subheadings in this section should clearly and succinctly convey the actual risk to an investor and not merely state a fact about your business or describe a generic effect on your company. Please carefully review each subheading with this comment in mind and make revisions as appropriate. See for example and without limitation, risk factors two, four, six, eight, 13, 18, 19, 25, 26 and 27.

Response: The Company notes the Staff’s comment and has revised the various subheadings on pages 5 through 16 accordingly.

4. To the extent possible, please avoid the generic conclusion you make in certain of your risk factors that the risk discussed would have a material adverse effect on your operations, financial condition and/or business. Instead, please replace this language with specific disclosure of how your company would be affected. See, for example and without limitation, risk factors three, four, eight, nine, 11, 14, 15, 16 and 18.

Response: The Company notes the Staff’s comment and has revised the various risk factors on pages 5 through 16 accordingly.

5. Please reconcile risk factors 12 and 13. It is not clear why both risks would be material risks to your company.

Response: The Company notes the Staff’s comment and has revised risk factor 12 on page 10 accordingly.

We have a limited operating history on which to evaluate our business, page 5

6. The disclosure in the second paragraph of this risk factor does not to address the risk described in the subheading and repeats certain risks disclosed elsewhere in this section. Please revise accordingly.

Response: The Company notes the Staff’s comment and has deleted duplicative disclosure on page 5 as requested.

There are few significant barriers to entry..., page 8

7. This risk factor does not appear to be material to your company. In this regard, we note that barriers to entry into your industry appear to be high, as discussed in the third sentence of this risk factor and in risk factors three through five. In addition, we note that the disclosure throughout your prospectus describes your industry as poker-related entertainment and not as

U.S. Securities and Exchange Commission

September 13, 2005

automated gaming machines generally. Please either delete this risk factor or revise to clearly describe how the matters discussed in this risk factor are material risks to your company.

Response: The Company notes the Staff’s comment and has revised this risk factor on page 8 to clearly describe how the matters discussed therein are material risks to the Company.

We compete in a single industry, and our business would suffer if demand..., page 8

8. Please revise this risk factor to delete duplicative disclosure set forth elsewhere in this section. See, for example and without limitation, risk factor three.

Response: The Company notes the Staff’s comment and has revised this risk factor on pages 8 and 9 to delete duplicative disclosure as requested.

The termination of agreements with customers could require us to take..., page 9

9. This risk factor does not appear to be material to your company. Please delete this risk factor or clearly explain how it is a material risk to your company.

Response: The Company has deleted this risk factor.

A decline in general economic conditions..., page 12

10. Item 503(c) of Regulation S-K states that issuers should not “present risk factors that could apply to any issuer or any offering.” It appears that the risk described in this risk factor could apply to nearly any company. Please describe in greater detail how this risk specifically applies to your company and/or your offering or delete it. Please also comply with this comment in risk factor 26.

Response: The Company notes the Staff’s comment and has revised the disclosure on pages 12 and 15 accordingly.

The concentration of our common stock ownership..., page 13

11. Please revise this risk factor to disclose the actual risk to investors, namely that transactions that are in the best interests of the minority security holders may be prevented or frustrated. Please also comply with this comment in risk factor 21.

Response: The Company notes the Staff’s comment and has revised these risk factors on page 13 to disclose the actual risk to investors.

Our Board of Directors’ ability to issue..., page 13

12. Please revise this risk factor to discuss your other anti-takeover provisions.

Response: The Company notes the Staff’s comment and has provided the requested disclosure on page 13 regarding the Company’s anti-takeover provisions.

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September 13, 2005

We do not intend to pay dividends on our common stock, page 15

13. Please explain why the fact that you are not paying dividends and do not expect to pay dividends makes your offering risky or speculative.

Response: The Company notes the Staff’s comment and has revised this risk factor on page 16 to explain why the fact that the Company is not paying dividends and does not expect to pay dividends makes the offering risky or speculative.

Use of Proceeds, page 17

14. Please quantify the approximate dollar amount you intend to use for each of the purposes identified in the third sentence of the second paragraph of this section. See Item 504 of Regulation S-K.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 18 accordingly.

15. We note the disclosure in the first sentence of the third paragraph of this section and in risk factor 19 on Page 12. Please be advised that while you are permitted to retain the right to change your planned use of proceeds, you must specifically discuss the contingencies that would cause you to change your planned uses and describe each of the alternatives to these planned uses. See Instruction 7 to Item 504 of Regulation S-K. Please revise accordingly.

Response: The Company notes the Staff’s comment and has revised the disclosure on pages 12 and 18 accordingly.

Dilution, page 19

16. We note the disclosure in the last paragraph of this section. Your comparative table should include shares subject to outstanding options that are held by your officers, directors and affiliated persons. This comparison should include the shares that these persons have a right to acquire, as well as shares they already own. See Item 506 of Regulation S-K. Please revise accordingly.

Response: The Company respectfully advises the Staff that it is unclear how such comparative table should reflect shares that the Company’s officers, directors and affiliated persons have the right to acquire. The Company respectfully advises the Staff that it sought guidance from the Staff prior to the filing of Amendment No. 1, but the members of the Staff reviewing the Registration Statement were unavailable at such time.

Selected Financial Data, page 20

17. Please revise your balance sheet data to include a line item for your long-term debt obligation to your shareholders. See Item 301 of Regulation S-K for guidance.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 21 as requested.

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September 13, 2005

Management’s Discussion and Analysis of Financial Condition..., page 21

Results of Operations, page 21

18. Please discuss material changes to your results of operations for the period from August 22, 2003 (date of inception) to December 31, 2003 and the year ended December 31, 2004 as required by Item 303(A)(3) of Regulation S-K. Please note that you must discuss all periods presented in the financial statements, even when some of those periods are for periods shorter than a full 12-month period. The fact that the period from August 22, 2003 to December 31, 2003 is not “comparable” with the subsequent period presented does not eliminate the requirement to discuss the periods and the reasons for the changes in your results of operations. Your discussion should focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results.

Response: The Company notes the Staff’s comment and has provided the requested disclosure on pages 22 and 23.

19. In your discussion of depreciation and amortization, only depreciation is mentioned. Please remove the reference to amortization or discuss your amortization expense for the periods presented, as applicable.

Response: The Company notes the Staff’s comment and has removed the reference to amortization on page 22.

Liquidity and Capital Resources, page 21

20. Please explain why your calculation of net proceeds differs in the first sentence and the second sentence of the last paragraph of this section.

Response: The Company respectfully advises the Staff that the calculation of net proceeds in the second sentence of the last paragraph of this section assumes the exercise of the Underwriter’s over-allotment option, whereas the calculation in the first sentence does not. As stated in “Conventions and Assumptions Used in This Prospectus” on page 18, unless indicated otherwise, all of the information in the prospectus assumes that the Underwriter does not exercise its over-allotment option.

Contractual Commitments, page 22

21. Please revise your table of contractual obligations to include your loans from stockholders at December 31, 2004 as required by Item 303(A)(5) of Regulation S-K.

Response: The Company notes the Staff’s comment and has provided the requested disclosure on page 24.

Critical Accounting Policies, page 23

22. Your first sentence says the financial statements “have been prepared in accordance with standards of the Public Company Accounting Oversight Board (United States).”

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September 13, 2005

Please revise this sentence to say that the financial statements “have been prepared in accordance with U.S. generally accepted accounting principles.”

Response: The Company notes the Staff’s comment and has revised the disclosure on page 24 as requested.

Description of Business, page 25

23. Please apply the comments on this section set forth below to the section entitled “Prospectus Summary” as appropriate.

Response: The Company notes the Staff’s comment and has revised the disclosure in the section entitled “Prospectus Summary” on pages 1 through 3 to apply the Staff’s comments on the “Description of Business” section as requested.

Overview of Our Business, page 25

24. Please advise us as to the status of the negotiations between your company and the Seminole Tribe of Florida regarding a definitive agreement.

Response: The Company respectfully advises the Staff that a definitive agreement between the Company and the Seminole Tribe of Florida has been negotiated and is in the process of being executed by the Company and the Seminole Tribe of Florida.

25. We note the statistic cited in the second sentence of the second paragraph of this section. Please expand this disclosure to provide the number of players.

Response: The Company respectfully advises the Staff that the report issued by the American Gaming Association from which this statistic was taken did not provide the additional disclosure the Staff requests.

26. We note the disclosure in the first sentence of the third paragraph of this section. Please explain how your product increases security.

Response: The Company notes the Staff’s comment and has revised the disclosure on pages 1 and 27 to explain how the PokerProTM system increases security, as requested.

27. We note the disclosure in the first sentence of the fifth paragraph of this section. Please disclose your estimate of the percentage of revenues that will be derived from maintenance and support services.

Response: The Company notes the Staff’s comment and has provided the requested disclosure on pages 1 and 27.

28. We note the disclosure in the last sentence of the fifth paragraph of this section. Please contrast the business reasons for leasing versus selling your components.

Response: The Company notes the Staff’s comment and has provided the requested disclosure on pages 27 and 28.

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September 13, 2005

Overview of the PokerPro System, page 26

29. Please disclose the other varieties of poker that you are designing your product to play.

Response: The Company notes the Staff’s comment and has provided the requested disclosure on page 29.

Our License from WPT Enterprises, Inc., page 27

30. Please briefly describe the material terms of your license agreement with WPT.

Response: The Company notes the Staff’s comment and has provided the requested disclosure on page 29.

Competition, page 28

31. Please disclose your competition’s advantages over you and how this will affect your competitive position within your industry.

Response: The Company notes the Staff’s comment and has provided the requested disclosure on page 32.

Research and Development, page 28

32. We note the disclosure in the last sentence of this section. Please disclose the related gaming technologies that you plan to develop.

Response: The Company notes the Staff’s comment and has provided the requested disclosure on page 33.

Description of Licensed Intellectual Property, page 31

33. Please briefly describe the material terms of your license agreement with Stone Gaming. Please also disclose the material trademarks you license and the terms of these licenses.

Response: The Company notes the Staff’s comment and has provided the requested disclosure on page 33.

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September 13, 2005

Gaming Regulations and Licensing, page 31

Regulatory Overview, page 31

34. We note the disclosure in the second paragraph of this section. Please disclose the regulatory authorities to which you have submitted applications seeking the approval of your product and the status of those applications.

Response: The Company notes the Staff’s comment and has provided the requested disclosure on page 34.

Management, page 36

Directors and Executive Officers, page 36

35. Please disclose Mr. White’s business experience between 2001 and 2003 and Mr. Daniels’s business experience between 2000 and 2001.

Response: The Company notes the Staff’s comment and has provided the requested disclosure on page 39.

PokerTek, Inc. 2004 Stock Incentive Plan, page 37

36. Please clarify the extent to which you will continue to make awards under this plan. You state that after the effective date of the offering, the Compensation Committee will administer the 2004 plan and will have the power to make awards thereunder. We understand that the plan provided for the grant of up to 825,000 shares of stock and that you have so far granted options to purchase 812,500 shares. However, disclosure in the last sentence on Page 37 states that you have amended the plan to provide that no further awards will be made thereunder.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 40 accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 42

37. We note that your calculation of beneficial ownership is based on the number of shares outstanding immediately before the effective date of your offering. Your measurement of the 60-day period should be consistent with the date you use for calculating beneficial ownership generally. Please revise accordingly.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 45 accordingly.

Certain Relationships and Related Party Transactions, page 43

38. Please state whether you believe the transactions described in this section are on terms at least as favorable to the company as you would expect to negotiate with unrelated third parties.

Response: The Company notes the Staff’s comment and has provided the requested disclosure on page 46.

U.S. Securities and Exchange Commission

September 13, 2005

39. We note the disclosure in the second sentence of this section regarding your sale of shares to WPT Enterprises. Please briefly describe the terms of this sale.

Response: The Company notes the Staff’s comment and has provided the requested disclosure on page 46.

Description of Capital Stock, page 45

40. Please delete the second sentence of the introductory paragraph because it is not consistent with Rule 411 of Regulation C.

Response: The Company respectfully advises the Staff that it is unclear as to the manner in which the second sentence of the introductory paragraph is inconsistent with Rule 411 of Regulation C, as the Company is not intending to incorporate the documents cited, but only to encourage the reader to refer to the documents themselves for a complete understanding of all of the terms of such document.

41. The information you give regarding options currently outstanding appears to omit the grant of options for 169,500 shares under the 2005 plan that was made on July 29, 2005. Please revise.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 48 as requested.

Shares Eligible For Future Sale, page 49

42. Please expand the disclosure in this section to discuss the eligibility for sale of the shares issuable upon exercise of your outstanding options and warrants.

Response: The Company notes the Staff’s comment and has expanded the disclosure on page 52 as requested.

43. It appears from the disclosure in the first paragraph of this section that you have outstanding options to purchase 400,000 shares of common stock. However, it appears that you have outstanding options to purchase 812,500 shares, as noted under the heading “General” on Page 45. Please reconcile.

Response: The Company notes the Staff’s comment and has expanded the disclosure on page 52 as requested.

44. We note that the shares issued in your offering will be freely tradable upon the completion of your offering without restriction or further registration under the Securities Act. It also appears that holders of these shares will not need to rely upon Rule 144 under the Securities Act to resell their shares. Please revise the last sentence of the first paragraph of this section accordingly.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 52 accordingly.

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September 13, 2005

Underwriting, page 50

45. Please disclose whether the underwriter will engage in any electronic offer, sale or distribution of your common stock. If so, please provide us with the detailed description of the underwriter’s procedures. Please also advise us as to how the underwriter’s procedures will ensure that the offer, sale or distribution complies with Section 5 of the Securities Act. Finally, please advise us as to whether the underwriter’s procedures have been reviewed by the Office of Chief Counsel.

Response: The Company respectfully advises the Staff that the Underwriter has informed the Company that it will not engage in any electronic offer, sale or distribution of the Company’s common stock.

46. Please advise us as to whether you or the underwriter has any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the third party and the website, describe the material terms of the agreement and provide us with a copy of the agreement. Please also provide us with copies of all information concerning you or your prospectus that appeared or will appear on this website. If you subsequently enter into any arrangement, please promptly supplement your response.

Response: The Company respectfully advises the Staff that neither the Company nor the Underwriter has any arrangements with a third party to host or access the Company’s preliminary prospectus on the Internet. If the Company or the Underwriter enters into any such arrangement the Company will promptly update its response.

47. Please advise us as to whether you intend to have a directed share program. If so, we may have additional comments.

Response: The Company respectfully advises the Staff that it does not intend to have a directed share program in connection with this offering.

Commissions, Discounts and Expenses, page 50

48. Please revise the disclosure in this section to disclose the actual compensation paid to the underwriter.

Response: The disclosures in the second paragraph under “Commission, Discounts and Expenses” and the related table on page 53 have been revised to set forth the actual compensation paid to the Underwriter, rather than a compensation amount based upon the midpoint of the public offering price range. Because the public offering price has not been determined, the dollar amounts in the table have been left blank. The dollar amount based on the public offering price will be inserted into the table in the final prospectus.

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September 13, 2005

49. Please advise us as to whether the NASD considers the warrant to be issued to the underwriter as underwriting compensation. If so, please revise this section accordingly. See Item 508(e) of Regulation S-K.

Response: The NASD will consider the warrant to be issued to the Underwriter as underwriting compensation. The disclosure on page 53 has been revised to clarify this fact.

Warrant, page 50

50. Please clarify what you mean by “nominal” with respect to the consideration to be paid for the warrant.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 53 accordingly.

Lock-Up Agreements, page 51

51. Please briefly describe the factors that the underwriter may be likely to consider in determining to release shares from the lock-up agreements.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 54 accordingly.

Stabilization: Short Positions and Penalty Bids, page 51

52. Please revise your discussion of short positions discuss how underwriters will determine the method for closing out covered short sale positions and to discuss when a naked short position will be created. Please see VIII.A.3 of the Current Issues Outline dated November 14, 2000 for more information about these disclosures.

Response: In accordance VIII.A.3 of the Current Issues Outline dated November 14, 2000, the discussion of short positions on pages 54 and 55 has been revised to discuss how the Underwriter will determine the method for closing out covered short positions and when a naked short position will be created.

Where You Can Find More Information, page 53

53. Please delete the fourth and fifth sentences of the first paragraph of this section as your disclosure regarding the contents of any contract, agreement or other document should be materially complete.

Response: The Company respectfully advises the Staff that it is unclear as to the manner in which the fourth and fifth sentences of the first paragraph of this section are inconsistent with Rule 411 of Regulation C, as the Company is not intending to incorporate the documents cited, but only to encourage the reader to refer to the documents themselves for a complete understanding of all of the terms of such document.

U.S. Securities and Exchange Commission

September 13, 2005

Financial Statements

Statements of Operations, page F-4

54. Please revise the cumulative column in your statement of operations to include the six months ended June 30, 2005 as required by paragraph 11(b) of SFAS 7, Accounting and Reporting by Development Stage Enterprises.

Response: The Company notes the Staff’s comment and has provided the requested disclosure on page F-4.

Statements of Cash Flows, page F-6

55. Please revise the cumulative column in your statements of cash flows to include the six months ended June 30, 2005 as required by paragraph 11(c) of SFAS 7, Accounting and Reporting by Development Stage Enterprises.

Response: The Company notes the Staff’s comment and has provided the requested disclosure on page F-6.

56. Please supplementally explain to us your rationale for categorizing the “security deposit” as cash flows from investing activities versus cash flows from operating activities. See paragraphs 15 and 17 of SFAS 95, Statement of Cash Flows, for guidance.

Response: The Company notes the Staff’s comment and has recategorized “security deposit” as cash flows from operating activities in the Statement of Cash Flows on page F-6.

Note 1-Nature of Business and Significant Accounting Policies, page F-7

57. Please disclose your revenue recognition policy in accordance SAB Topic 13.

Response: The Company notes the Staff’s comment and has provided the requested disclosure on page F-7.

58. Please disclose that you have a single reportable segment.

Response: The Company notes the Staff’s comment and has provided the requested disclosure on page F-15.

Note 8-Stockholders’ Equity, page F-13

59. Please revise your disclosure of the Stock Incentive Plan to fully include the disclosures required in paragraph A240 b(2), c, d, and h of SFAS 123(R), Share-Based Payment.

Response: The Company respectfully advises the Staff that the Company accounts for its stock-based employee compensation awards in accordance with SFAS 123 and has presented the values of the stock options in accordance with the Black-Scholes option pricing model. The Company has not early adopted SFAS 123(R), which will be effective on January 1, 2006.

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September 13, 2005

60. With respect to the options granted in 2005, please expand your disclosure to include the following additional information:

•	For each grant date in 2005, the number of options granted, the exercise price, the fair value of your common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per share amounts).

•	Whether the valuation used to determine the fair value of your common stock was contemporaneous or retrospective. If the valuation specialist performing the valuation was a related party, a statement indicating that fact should be made.

Response: The Company respectfully advises the Staff that it has made the following option grants in 2005 summarized by quarter. The valuation used to determine the fair value was contemporaneous made by the Company’s Board of Directors upon the grant date.

	Shares	Weighted Average Exercise Price	Weighted Average Grant- Date Fair Value
Outstanding December 31, 2004	471,500	$2.65	$2.67
Granted January	300,000	2.67	2.67
Granted February	7,500	2.67	2.67
Granted March	21,000	5.58	5.58
Exercised	—	—	—
Canceled	—	—	—

Outstanding March 31, 2005	800,000	$2.73	$2.75

Granted April	7,500	5.58	5.58
Granted May	5,000	5.58	5.58
Granted June	—	—	—
Exercised	—	—	—
Canceled	—	—	—

Outstanding June 30, 2005	812,500	$2.78	$2.79

Granted July	169,500	5.58	5.58
Granted August	9,000	11.00	11.00
Exercised	—	—	—
Canceled	—	—	—

Outstanding August 31, 2005	991,000	$3.33	$3.34

Part II - Information Note Required in Prospectus

Item 16.	Exhibits and Financial Statement Schedules, page II-3

61. Please file promptly all exhibits required by the exhibit table provided in Item 601 of Regulation S-K, in particular Exhibits 1.1 and 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable time for our review prior to requesting acceleration.

Response: The Company notes the Staff’s comment and has filed Exhibits 1.1 and 5.1 with Amendment No. 1.

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September 13, 2005

62. Please file each of the following as an exhibit to your registration statement:

•	The form of the warrant to be issued to the underwriter in connection with your offering.

•	The notes evidencing your obligations to certain security holders. In this regard, we note the disclosure in Note 7 to the financial statements.

•	The shareholders agreement you entered into in connection with the April 2005 private placement. In this regard, we note the disclosure in the third sentence of the first paragraph of Note 10 to the financial statements.

Response: The Company notes the Staff’s comment and has filed the form of the warrant to be issued to the Underwriter in connection with this offering as Exhibit 10.17 to Amendment No. 1. The Company has also filed the promissory note issued to WPT Enterprises, Inc. as Exhibit 10.18 to Amendment No. 1. The Company respectfully advises the Staff that the other loans from its security holders are not documented. The Company further respectfully advises the Staff that the third sentence of the first paragraph of Note 10 to the financial statements on page F-15 has been revised to delete the reference to a separate shareholders agreement, as the Company only has one shareholders agreement, which was previously filed as Exhibit 10.15 to the Registration Statement.

Exhibit 23.2 - Consent of McGladrey & Pullen

63. Please provide a currently dated consent of your independent registered public accountants in your Amendment to Form S-1.

Response: The Company notes the Staff’s comment and has filed a currently dated consent of its independent registered public accountants with Amendment No. 1.

We hope that the above responses will be acceptable to the Staff. If you have any questions regarding Amendment No. 1 or the foregoing, kindly contact the undersigned at (864) 255-5415 or Robert M. Donlon of our Firm at (704) 331-4964. Thank you for your time and attention.

Very truly yours,

WOMBLE CARLYLE SANDRIDGE & RICE A Professional Limited Liability Company

/s/ Elizabeth O. Derrick
Elizabeth O. Derrick